UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Bruce A. Toth, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5723

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,171,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,171,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,171,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%(1)

14	Type of Reporting Person PN

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,171,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,171,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,171,161(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%(2)

14	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of NGL Energy Partners LP.

(2) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person H. Michael Krimbill

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,200

	8	Shared Voting Power 0

	9	Sole Dispositive Power 56,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,200 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14	Type of Reporting Person IN

(1)         Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Product Services Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Services Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of July 31, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

CUSIP No. 89376V100	SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common limited partner units (the “Common Units”) of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

This Schedule 13D represents Amendment No. 1 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by NGL Energy Partners LP (“NGL”), NGL Energy Holdings LLC, (“NGL GP”), H. Michael Krimbill, NGL Energy Operating LLC (“NGL Operating”), TransMontaigne Inc. (“TMG”), TransMontaigne Product Services Inc. (“TPSI”) and TransMontaigne Services Inc. (“TSI”) (collectively, the “Reporting Persons”).

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On August 15, 2014, NGL and the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C., the general partner of TLP (“TMG GP”), terminated discussions regarding NGL’s proposal to purchase all of the outstanding publicly-held Common Units of TLP.

Notwithstanding the termination of discussions surrounding a proposed transaction, the Reporting Persons may engage in discussions with management, the Board of Directors, other unitholders of the Issuer and TMG GP and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Units, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional Common Units or disposing of all or a portion of their Common Units.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014

NGL ENERGY PARTNERS LP
By: NGL Energy Holdings LLC, its general partner

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY HOLDINGS LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY OPERATING LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

TRANSMONTAIGNE INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

TRANSMONTAIGNE PRODUCT SERVICES INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

TRANSMONTAIGNE SERVICES INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

/s/ H. Michael Krimbill
H. Michael Krimbill